Exhibit 99.1

Lorus Therapeutics Inc.
Interim Consolidated Balance Sheets
	As at	As at
(amounts in 000's)	November 30, 2008	May 31, 2008
(Canadian dollars)	(Unaudited)
ASSETS
Current
Cash and cash equivalents	$6,030	$2,652
Short term investments (note 7)	3,185	6,784
Prepaid expenses and other assets	805	721
Amount held in escrow (note 1 (b))	-	600
	10,020	10,757
Long-term
Fixed assets	163	244
Goodwill	606	606
	769	850
	$10,789	$11,607
LIABILITIES
Current
Accounts payable	$402	$923
Accrued liabilities (note 10)	1,364	1,194
Deferred gain on sale of shares (note 1 (b))	-	600
Secured convertible debentures (note 8)	13,510	-
	15,276	2,717
Long-term
Secured convertible debentures (note 8)	-	12,742
SHAREHOLDERS' DEFICIENCY
Share Capital (note 5)
Common shares	161,951	158,743
Equity portion of secured convertible debentures	3,814	3,814
Stock options (note 6(c))	4,111	4,961
Contributed surplus	10,267	9,181
Warrants	417	-
Deficit accumulated during development stage	(185,047)	(180,551)
	(4,487)	(3,852)
	$10,789	$11,607
See accompanying notes to the unaudited consolidated interim financial statements
Basis of Presentation Note 1

Lorus Therapeutics Inc.
Interim Consolidated Statements of Loss and Deficit (unaudited)

					Period
	Three	Three	Six	Six	from inception
(amounts in 000's except for per common share data)	months ended	months ended	months ended	months ended	Sept. 5, 1986 to
(Canadian dollars)	Nov. 30, 2008	Nov. 30, 2007	Nov. 30, 2008	Nov. 30, 2007	Nov. 30, 2008
REVENUE (note 11)	$39	$1	$42	$27	$898

EXPENSES
Cost of sales	-	-	-	1	105
Research and development	694	1,247	1,872	2,029	121,818
General and administrative	920	1,103	1,761	1,839	56,972
Stock-based compensation (note 6)	145	209	236	312	8,208
Depreciation and amortization of fixed assets	43	80	86	159	9,628
Operating expenses	1,802	2,639	3,955	4,340	196,731
Interest expense on convertible debentures	201	271	418	541	3,679
Accretion in carrying value of convertible debentures	391	307	768	605	3,964
Amortization of deferred financing charges	-	-	-	-	412
Interest income	(71)	(175)	(153)	(315)	(12,119)
Loss from operation for the period	2,284	3,041	4,946	5,144	191,769
Gain on sale of shares (note 1 (b))	-	(216)	(450)	(6,310)	(6,749)
Net loss (earnings) and other comprehensive loss (income) for the period	2,284	2,825	4,496	(1,166)	185,020
Deficit, beginning of period as previously reported	182,763	170,226	180,551	174,190	-
Change in accounting policy	-		-	27	27
Deficit, beginning of period as revised	182,763	170,226	180,551	174,217
Deficit, end of period	$185,047	$173,051	$185,047	$173,051	$185,047
Basic and diluted loss (earnings) per common share	$0.01	$0.01	$0.02	$(0.01)
Weighted average number of common shares outstanding used in the calculation of
Basic loss (earnings) per share	250,173	213,057	239,290	213,057
Diluted loss (earnings) per share (note 5(d))	250,173	227,266	239,290	227,266
See accompanying notes to the unaudited consolidated interim financial statements

Lorus Therapeutics Inc.
Interim Consolidated Statements of Cash Flows (unaudited)

					Period
	Three	Three	Six	Six	from inception
(amounts in 000's)	months ended	months ended	months ended	months ended	Sept. 5, 1986 to
(Canadian Dollars)	Nov. 30, 2008	Nov. 30, 2007	Nov. 30, 2008	Nov. 30, 2007	Nov. 30, 2008
Cash flows from operating activities:
Earnings (loss) for the period	$(2,284)	(2,825)	$(4,496)	$1,166	$(185,020)
Items not involving cash:
Gain on sale of shares	-	(216)	(450)	(6,310)	(6,749)
Stock-based compensation	145	209	236	312	8,208
Interest on convertible debentures	201	271	418	541	3,679
Accretion in carrying value of convertible debentures	391	307	768	605	3,964
Amortization of deferred financing charges	-	-	-	-	412
Depreciation, amortization and write-down of fixed assets and acquired patents and licenses	43	80	86	159	22,189
Other	-	(39)	-	(19)	455
Change in non-cash operating working capital	(576)	(324)	(435)	(1,339)	53
Cash used in operating activities	(2,080)	(2,537)	(3,873)	(4,885)	(152,809)
Cash flows from financing activities:
Issuance of debentures, net of issuance costs	-	-	-	-	12,948
Issuance (Repurchase) of warrants	-	-	417	(252)	37,570
Proceeds on sale of shares, net of arrangement costs and guarantee (note 1)	-	216	450	7,572	6,749
Issuance of common shares, net of issuance costs (note 5)	-	-	2,790	-	111,815
Cash provided by financing activities	-	216	3,657	7,320	169,082
Cash flows from investing activities:
Maturity (purchase) of marketable securities and other investments, net	910	3,877	3,599	1,137	(3,205)
Business acquisition, net of cash received	-	-	-	-	(539)
Acquired patents and licenses	-	-	-	-	(715)
Additions to fixed assets	(2)	-	(5)	(39)	(6,132)
Proceeds on sale of fixed assets	-	-	-	-	348
Cash (used in) provided by
investing activities	908	3,877	3,594	1,098	(10,243)
Increase (decrease) in cash and cash equivalents during the period	(1,172)	1,556	3,378	3,533	6,030
Cash and cash equivalents, beginning of period	7,202	3,382	2,652	1,405	-
Cash and cash equivalents, end of period	$6,030	$4,938	$6,030	$4,938	$6,030
See accompanying notes to the unaudited consolidated interim financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three and six months ended November 30, 2008 and 2009

1.	Basis of presentation

These unaudited interim consolidated financial statements of Lorus Therapeutics Inc., formerly 6650309 CanadaInc. (the “Company” or “Lorus”) have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all the information required for complete financial statements.  The unaudited interim financial statements follow the same accounting policies and methods of application as the audited annual financial statements for the year ended May 31, 2008.  These statements should be read in conjunction with the audited consolidated financial statements for the year ended May 31, 2008.  These financial statements are prepared with the assumption that Lorus will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business which may not be appropriate given the discussion in section (a) Going concern below.

The information presented as at November 30, 2008 and for the three months and six-months ended November 30, 2008 and November 30, 2007 reflect, in the opinion of management, all adjustments consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the interim periods presented.  Interim results are not necessarily indicative of results for a full year.

a) Going concern

The Company has not earned substantial revenue from its drug candidates and is therefore considered to be in the development stage.  The continuation of the Company's research and development activities is dependent upon the Company's ability to successfully fund its cash requirements through a combination of equity financing and payments from strategic partners.  Except as described in note 14 of the annual audited financial statements, the Company has no current sources of significant payments from strategic partners.  In addition, the Company will need to repay or refinance the secured convertible debentures of $15 million on the maturity date, October 6, 2009, should the holder not choose to convert the debentures into common shares. We believe that it is unlikely that the holder will chose to convert at $1/share as in the present agreement.  There can be no assurance that additional funding will be available at all or on acceptable terms to permit further development of the Company's product candidates or to repay the convertible debentures on maturity.

Management believes that the Company's current level of cash and cash equivalents and short-term investments, will be sufficient to execute the Company's current planned expenditures for the next twelve months; however, the debt obligation is due in October 2009 and the Company currently does not have the cash and cash equivalents and short term investments to satisfy this obligation. Given the current market capitalization of the Company it is unlikely that the Company will be able to raise additional funds to repay this liability and as a result there is significant doubt as to whether the Company will be able to continue as a going concern and realize its assets and pay its liabilities as they fall due. If the Company cannot repay or refinance the debentures at or prior to maturity, the lender may take any action permitted by law to realize on its security.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

b) Reorganization

On November 1, 2006, Lorus Therapeutics Inc. ("Lorus", the "Company" or "New Lorus") was incorporated as 6650309 Canada Inc. pursuant to the provisions of the Canada Business Corporation Act and did not carry out any active business from the date of incorporation to July 10, 2007.  From its incorporation to July 10, 2007, the Company was a wholly owned subsidiary of 4325231 Canada Inc., formerly Lorus Therapeutics Inc. ("Old Lorus").

On July 10, 2007, the Company and Old Lorus completed a plan of arrangement and corporate reorganization.  As part of the Arrangement, all of the assets and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it), with the exception of certain future tax assets were transferred, directly or indirectly, from Old Lorus to the Company.  Securityholders in Old Lorus exchanged their securities in Old Lorus for equivalent securities in New Lorus (the "Exchange") and the board of directors and management of Old Lorus continued as the board of directors and management of New Lorus.  New Lorus obtained substitutional listings of its common shares on both the Toronto Stock Exchange ("TSX") and the NYSE Alternext US LLC ("NYX") (formerly the American Stock Exchange).

In connection with the Arrangement and after the Exchange, the share capital of Old Lorus was reorganized into voting common shares and non-voting common shares and the Investor acquired from the Company and the Selling Shareholders (as defined below) approximately 41% of the voting common shares and all of the non-voting common shares of Old Lorus for a cash consideration of approximately $8.5 million less an escrowed amount of $600 thousand related to the indemnification discussed below, subject to certain post-closing adjustments and before transaction costs.  The remaining 59% of the voting common shares of Old Lorus were distributed to the shareholders of New Lorus who were not residents of the United States on a pro-rata basis.  Shareholders of New Lorus who were residents of the United States received a nominal cash payment in lieu of their pro-rata share of voting common shares of Old Lorus.  After completion of the Arrangement, New Lorus is not related to Old Lorus, which was subsequently renamed Global Summit Real Estate Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three and six months ended November 30, 2008 and 2009

Under the Arrangement, New Lorus and its subsidiaries agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of various matters discussed in note 10.  The escrowed amount of $600 thousand was subsequently released to Lorus on July 10, 2008.
As part of the Arrangement, the Company changed its name to Lorus Therapeutics Inc. and continued as a biopharmaceutical company, specializing in the research and development of pharmaceutical products and technologies for the management of cancer as a continuation of the business of Old Lorus.
The Arrangement has been accounted for on a continuity of interest basis and accordingly, the consolidated financial statements of New Lorus reflect the financial position, results of operations and cash flows as if New Lorus has always carried on the business formerly carried on by Old Lorus.  Consequently, all comparative figures presented in these consolidated financial statements are those of Old Lorus.

2.	Changes in Accounting policy

During the six-month period ended November 30, 2008, the Company adopted the following accounting policies:

(a) Accounting changes:
Effective June 1, 2008, the Company adopted the Accounting Standards Board’s (“AcSB”) replacement of Section 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information; requires changes in accounting policy to be applied retrospectively unless doing so is impracticable; requires prior period errors to be corrected retrospectively; and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The adoption of this standard did not have any impact on the Company’s financial statements during the three-month and six-month periods ended November 30, 2008.

(b) Capital disclosures:
Effective June 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535, Capital Disclosures (“Section 1535”). Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. It requires the disclosure of information about: (i) an entity’s objectives, policies and processes for managing capital; complied with any capital requirements; and if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by Section 1535 in note 3 of these financial statements.

(c) Financial instruments:
Effective June 1, 2008, the Company adopted the new recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures (“Section 3862”) and Handbook Section 3863, Financial Instruments - Presentation (“Section 3863”). Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. Section 3863 establishes standards for presentation of financial instruments and nonfinancial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset. The adoption of these standards did not have any impact on the classification and valuation of the Company’s financial instruments. The Company has included disclosures recommended by these new Handbook Sections in note 4 of these financial statements

(d) General standards of financial statement presentation:
In May 2007, the AcSB amended CICA Handbook Section 1400 “General Standards of Financial Statement Presentation”, to change the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern.

The main features of the changes are as follows:

(i)	management is required to make an assessment of an entity’s ability to continue as a going concern;
(ii)	in making its assessment, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the balance sheet date;
(iii)
financial statements must be prepared on a going concern basis unless management either intends to liquidate the entity, to cease trading or cease operations, or has no realistic alternative but to do so;

(iv)	disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern; and
(v)
when financial statements are not prepared on a going concern basis, that fact should be disclosed, together with the basis on which the financial statements are prepared and the reason the entity is not regarded as a going concern.

The effective date of these amendments is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The new disclosure requirements pertaining to this Section are contained in note 1 of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three and six months ended November 30, 2008 and 2009

3.	Capital Risk Management

The Company’s objectives when managing capital are to:
•	Maintain its ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders;
•	Maintain a flexible capital structure which optimizes the cost of capital at acceptable risk;
•	Ensure sufficient cash resources to fund its research and development activity, to pursue partnership and collaboration opportunities and to maintain ongoing operations.

The capital structure of the Company consists of secured convertible debentures and equity comprised of share capital, warrants, the equity portion of our secured convertible debentures, stock options, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, acquiring or disposing of assets, adjusting the amount of cash and short-term investments balances or by undertaking other activities as deemed appropriate under the specific circumstances. The Company expects that its current capital resources will be sufficient to carry its research and development plans and operations for the next twelve months, but will not be sufficient to repay its convertible debentures on the maturity date of October 6, 2009 if the debenture holders do not convert their debt into common shares (see Note 1).

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended May 31, 2008.

4.	Financial Instruments

(a) Financial instruments:
The Company has classified its financial instruments as follows:

	November 30, 2008	May 31, 2008
Financial assets
Cash and cash equivalents, consisting of term deposits, and guaranteed investment certificates, held for trading, measured at fair value	$6,030	$2,652
Short-term investments, held-to-maturity, recorded at amortized cost	2,705	6,304
Short-term investments, held-for-trading, recorded at fair value	480	480
Amount held in escrow, measured at amortized cost	-	600
Financial liabilities
Accounts payable, measured at amortized cost	402	923
Accrued liabilities, measured at amortized cost	1,364	1,194
Secured convertible debentures, measured at amortized cost	13,510	12,742

(b) Financial risk management
The Company has exposure to credit risk, liquidity risk and market risk. The Company’s Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company’s policies on an ongoing basis to ensure that these risks are appropriately managed.

(i) Credit risk
Credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalents and short-term investments. The carrying amount of the financial assets represents the maximum credit exposure.

The Company manages credit risk for its cash and cash equivalents and short-term investments by maintaining minimum standards of R1 low or A low investments and Lorus invests only in highly rated Canada and U.S. corporations with debt securities that are traded on active markets and are capable of prompt liquidation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three and six months ended November 30, 2008 and 2009

(ii) Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board considers securing additional funds through equity, debt or partnering transactions. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows.

(iii) Market risk
Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates, and equity prices will affect the Company’s income or the value of its financial instruments.

The Company is subject to interest rate risk on its cash and cash equivalents, short-term investments and secured convertible debentures.  The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments.  The secured convertible debentures accrue interest at a rate of prime + 1%.  A change of 100 basis points in the prime interest rate would have increased (decreased) equity and net income by approximately $38 thousand ($38 thousand) for the quarter ended November 30, 2008.  This analysis assumes all other variables remain constant.

Financial instruments potentially exposing the Company to foreign exchange risk consist principally of accounts payable and accrued liabilities.  The Company holds minimal amounts of U.S. dollar denominated cash, purchasing on an as needed basis to cover U.S. dollar denominated payments.  At August 31, 2008 U.S. dollar denominated accounts payable and accrued liabilities amounted to $390 thousand.  Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in net loss and comprehensive loss of $39 thousand ($39 thousand).  The Company does not have any forward exchange contracts to hedge this risk.

The Company does not invest in equity instruments of other corporations other than a 19% interest held in Zor Pharmaceuticals that is the licensee of Virulizin.  The Company paid a nominal fee for this equity interest and is not exposed to any losses in excess of this nominal amount.  Changes in the Company’s equity price could impact its ability to raise additional capital.
5.	Share capital

	Common Shares		Warrants
(amounts and units in 000's)	Number	Amount	Number	Amount
Balance at May 31, 2007	212,266	$157,714	-	$-
Interest payments (b)	1,227	270	-	-
Balance at August 31, 2007	213,493	$157,984	-	$-
Interest payments (b)	1,280	271	-	-
Balance at November 30, 2007	214,773	$158,255	-	$-
Interest payments (b)	1,452	258	-	-
Balance at February 29, 2008	216,225	$158,513	-	$-
Interest payments (b)	1,424	230	-	-
Balance at May 31, 2008	217,649	$158,743	-	$-
Interest payments (b)	2,038	217	-	-
Issuance of units (c)	28,539	2,790	14,269	417
Balance at August 31, 2008	248,226	$161,750	14,269	$417
Interest payments (b)	2,989	201	-	-
Balance at November 30, 2008	251,215	161,951	14,269	$417

(b)	Interest payments
Interest payments relate to interest payable on the $15.0 million convertible debentures payable at a rate of prime +1% until such time as the Company’s share price reaches $1.75 for 60 consecutive trading days, at which time, interest will no longer be charged. Common shares issued in payment of interest were issued at a price equal to the weighted average trading price of such shares for the ten trading days immediately preceding their issue in respect of each interest payment.

(c)	Equity issuances

On June 25, 2008, the Company filed a short-form prospectus for a rights offering to its shareholders.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three and six months ended November 30, 2008 and 2009

Under the rights offering, holders of the Company's common shares as of July 9, 2008 (the "Record Date") received one right for each common share held as of the Record Date.  Each four rights entitled the holder thereof to purchase a unit of Lorus ("Unit").  Each Unit consists of one common share of Lorus at $0.13 and a one-half common share purchase warrant to purchase additional common shares of Lorus at $0.18 until August 7, 2010.  Rights expired on August 7, 2008.

The Company issued 28,538,889 common shares and 14,269,444 common share purchase warrants in exchange for cash consideration of $3.71 million.  The total costs associated with the transaction were approximately $500 thousand.  The Company has allocated the net proceeds of $3.2 million received from the issuance of the units to the common shares and the common share purchase warrants based on their relative fair values.  The fair value of the common share purchase warrants has been determined based on an option pricing model.  The resulting allocation based on relative fair values resulted in the allocation of $2.8 million to the common shares and $417 thousand to the common share purchase warrants.

During the six months ended November 30, 2008, nil stock options were exercised (November 30, 2007 - nil)

(d)	Earnings/Loss per share

For the three and six months ended November 30, 2008 and the three months ended November 30, 2007 the Company has excluded from the calculation of diluted loss per share all common shares potentially issuable upon the exercise of stock options, warrants and the convertible debenture that could dilute basic loss per share, because to do so would be anti-dilutive.

For the six months ended November 30, 2007, the determination of diluted earnings per share includes in the calculation all common shares potentially issuable upon the exercise of stock options, using the “treasury stock method” and the secured convertible debentures, using the “if converted” method.

Diluted earnings per share, using the treasury stock method, assumes outstanding stock options are exercised at the beginning of the period, and the Company’s common shares are purchased at the average market price during the period from the funds derived on the exercise of these outstanding options.  Stock options with a strike price above the average market price for the period were excluded from the calculation of fully diluted earnings per share as to include them would have increased the earnings per share.

Diluted earnings per share, using the “If converted” method and to the extent the conversion is dilutive, assumes all convertible securities have been converted at the beginning of the period, or at the time of issuance, if later, and any charges of returns on the convertible securities, on an after-tax basis, are removed from net earnings.  For the six months ended November 30, 2007, the after-tax interest on the secured convertible debentures has been removed from net earnings and the weighted average number of common shares has been increased by the number of common shares which would have been issued on conversion of the secured convertible debentures, pro rated for the number of days in the period the secured convertible debentures was outstanding.  As the interest expense was settled by issuing common shares of the Company, these common shares issued were also excluded from the weighted average number of shares used in the computation of diluted earnings per share.

(e)	Continuity of contributed surplus

	Six months ended November 30, 2008	Six months ended November 30, 2007
Balance, beginning of year	$9,181	$8,525
Forfeiture of stock options	1,086	605
Balance, end of period	$10,267	$9,130

6.	Stock-based compensation

	Six months ended		Six months ended
	November 30, 2008		November 30, 2007
		Weighted		Weighted
		Average		average
	Options	exercise	Options	exercise
	(in thousands)	price	(in thousands)	price
Outstanding, beginning of year	16,438	$0.45	12,988	$0.59
Granted	5,124	0.10	2,699	0.22
Exercised	-	-	-	-
Forfeited	(3,246)	0.66	(1,675)	0.77
Outstanding, end of period	18,316	$0.32	14,012	$0.50

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three and six months ended November 30, 2008 and 2009

For the three and six month periods ended November 30, 2008 stock compensation expense of $145 thousand (2008 - $209 thousand) and $236 thousand (2008 - $312 thousand), was recognized in the respective periods representing the amortization applicable to the current period of the estimated fair value of options granted since June 1, 2002 and the incremental compensation expense relating to amending the terms of certain stock options as explained below.

In September 2007, the Company extended the option exercise period to those directors not seeking re-election at the annual general meeting and Dr. Wright in relation to his options earned as President and Chief Executive Officer.  These transactions result in modification of the terms of the original awards, and the incremental compensation expense relating to the modified options amounted to approximately $83 thousand that was included in the stock based compensation expense in the second quarter of fiscal 2008.

(b)	Fair value assumptions

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the period:

	Three months ended Nov 30, 2008	Six months ended Nov 30, 2008	Three months ended Nov 30, 2007	Six months ended Nov 30, 2007
Risk free interest rate	2.0%	2.0-4.75%	4.75%	4.75%
Expected dividend yield	0%	0%	0%	0%
Expected volatility	80%	80%	80%	80%
Expected life of options	5 years	5 years	5 years	5 years
Weighted average fair value of options granted or modified in the period	$0.05	$0.07	$0.15	$0.15

(c)	Continuity of stock options

	Six months ended November 30, 2008	Six months ended Nov 30, 2007
Balance, beginning of the year	$4,961	$4,898
Stock option expense	236	312
Forfeiture of stock options	(1,086)	(605)
Balance, end of period	$4,111	$4,605

7.   Short term investments

As at November 30, 2008
(amounts in 000’s)	Less than one year maturities	Greater than one year maturities	Total	Yield to maturity
Corporate instruments (including guaranteed investment certificates, medium-term notes and fixed-term notes)	2,705	480	3,185	2.77 - 3.70%
	$2,705	$480	$3,185

As at May 31, 2008
(amounts in 000’s)	Less than one year maturities	Greater than one year maturities	Total	Yield to maturity
Corporate instruments (including guaranteed investment certificates, medium-term notes and fixed-term notes)	6,304	480	6,784	3.89 - 4.6%
	$6,304	$480	$6,784

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three and six months ended November 30, 2008 and 2009

At November 30, 2008, held to maturity investments are carried at amortized cost.  These investments have maturities varying from one to six months.  Certain corporate instruments have maturities greater than one year, however, the Company has designated these investments as “held-for-trading”, and have classified these investments as short term investments on the balance sheet.  These investments are carried at fair value.  The net increase in fair value of these investments for the six months ended November 30, 2008 amounted to $nil (six months ended November 30, 2008 -$19 thousand) and has been included in the statement of loss and deficit.

At May 31, 2008, investments with maturities of less than one year are classified as held-to-maturity investments and carried at amortized cost.  These investments have maturities varying from one to two months.

At November 30, 2008 and May 31, 2008, the carrying values of held-to-maturity investments approximate their quoted market values.

8.	Secured convertible debentures

The terms of the secured convertible debentures are described in note 11 to the financial statements of the Company's annual financial statement for the period ended May 31, 2008.  The debentures are due on October 6, 2009 and may be converted at the holder's option at any time into common shares of the Company at a conversion price of $1.00 per share.  The lender has the option to demand repayment in the event of default, including the failure to maintain certain covenants, representations and warranties.

Management assesses on a quarterly basis whether or not events during the quarter could be considered an event of default.  This assessment was performed and management believes that there has not been an event of default and that, at November 30, 2008; the term of the debt remains unchanged.

9.	Related party transaction

During the three months ended November 30, 2008 the Company expensed consulting fees of $9 thousand (2008 - $nil) to a director of the Company and for the six months ended November 30, 2008, Lorus expensed consulting fees of $12 thousand (2008 - $nil) to the same director.  At November 30, 2008 $12 thousand (2008 - $nil) remained payable and is included in Accrued Liabilities on the balance sheet.
This transaction was in the normal course of business and has been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.	Indemnification on Arrangement

Under the Arrangement (note 1(b)), the Company has agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring

(i)
prior to, at or after the effective time of the Arrangement ("Effective Time") and directly or indirectly relating to any of the assets of Old Lorus transferred to New Lorus pursuant to the Arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time;

(ii)
prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to New Lorus pursuant to the Arrangement; and

(iii)	prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the Arrangement.

Subsequent to the release of the escrowed amount of $600 thousand, the Company has recorded a liability of $150 thousand, which it believes is a reasonable estimate of the fair value of the obligation for the indemnifications provided.  There have been no claims under this indemnification to date.  This amount is included on the balance sheet under Accrued Liabilities as at November 30, 2008.

11.	Revenue

During the quarter the Company recognized $30 thousand (US$25 thousand) in revenue related to a milestone payment received from ZOR pharmaceuticals.  The total milestone received from ZOR was $178 thousand (US$150 thousand) and the Company has determined that it is appropriate to recognize this revenue over the remaining period of a service contract whereby the Company has agreed to provide consulting services to ZOR pharmaceuticals.   The remaining $148 thousand (US$125 thousand) has been recorded as deferred revenue in the Accrued Liabilities line of the balance sheet.